SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-37807

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I

REGISTRANT INFORMATION

Full name of registrant	PreCheck Health Services, Inc.
Address of principal executive office city, state and zip code	305 W. Woodward Street, Suite 211 Denison, TX 75020

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company used the exemption from timely filing provided by the SEC in Release No. 34-88318, dated March 4, 2020, as modified by Release No. 34-88465, dated March 25, 2020. The Company had determined that it would not be able to file its Form 10-K for the year ended December 31, 2019 on time as a result of factors relating to the COVID-19 pandemic and the steps taken by states to seek to reduce the spread of the virus by either requesting or requiring businesses to close or work remotely. As a result, the Company’s accounting staff and the staff of its independent auditors were not able to complete the audit in a timely manner in order to file the Form 10-K by the required date.

The Company requires the additional extension provided by Rule 12b-25 since it requires additional time to file the Form 10-K. In December 2019, the Company acquired JAS Practice Management, Inc., a Texas corporation doing business as JAS Consulting, Inc. (“JAS”). As previously reported, the acquisition of JAS is being accounted for as a reverse acquisition, with JAS being the acquiring party for accounting purposes. As a result, the Company’s historical financial statements will reflect the results of operations of JAS for 2018 and 2019 through December 18, 2019, and the combined results of operations of the JAS and the Company from December 19, 2019, the date of the acquisition, through December 31, 2019. As a result, the Company is not able to file its Form 10-K for 2019 in a timely manner.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas Samuelson, Chief Financial Officer	(818)	404-5541
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial information, for the year ended December 31, 2019, the Company expects to report sales of approximately $1,857,000, a loss from operations of approximately $200,000and a net loss of approximately $327,000.

For the year ended December 31, 2018, the Company expects to report sale of approximately $1,635,000, income from operations of approximately $210,000 and net income of approximately $160,000.

The financial results presented above reflect preliminary estimates of the Company’s results of operations and as of the date of the filing of the Form 12b-25. These estimates are subject to change upon the completion of the reporting process and review of the Company’s financial statements, and actual results may vary significantly from these estimates.

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results may differ significantly from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

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PreCheck Health Services, Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2020	By:	/s/ Douglas Samuelson
Douglas Samuelson, Chief Financial Officer

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